03025298



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 000-50278

A. KMART CORPORATION RETIREMENT SAVINGS PLAN B

B. KMART CORPORATION
3100 WEST BIG BEAVER ROAD
TROY, MICHIGAN 48084

KMART CORPORATION
RETIREMENT SAVINGS
PLAN B

FINANCIAL STATEMENTS

December 31, 2002 and 2001

KMART CORPORATION RETIREMENT SAVINGS PLAN B

CONTENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

INDEPENDENT AUDITORS' REPORT

June 13, 2003

To the Participants and the Plan Administrator
Kmart Corporation Retirement Savings Plan B
Troy, Michigan

We have audited the accompanying statement of net assets available for plan benefits of the Kmart Corporation Retirement Savings Plan B (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS



PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Participants and Administrator of
Kmart Corporation Retirement Savings Plan B

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Kmart Corporation Retirement Savings Plan B (the "Plan") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 26, 2002

KMART CORPORATION RETIREMENT SAVINGS PLAN B

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2002 and 2001

	2002	2001
	(in thousands)	
Assets:		
Investments, at fair value (Note B):		
Value of interest in Kmart Corporation Retirement Savings Plan Master Trust (Note G)	$ 729,064	$ 1,170,298
Common stocks	328	547
Cash and cash equivalents	-0-	70
Investments in registered investment companies	61	43
Total Investments, at Fair Value	729,453	1,170,958
Investments, at cost (Note B):		
Participant loans receivable	22,884	21,080
Total Investments	**752,337**	**1,192,038**
Receivables:		
Employer contributions receivable	2,100	2,055
Employee contributions receivable	760	1,000
Receivable from Prudential Investments demutualization (Note E)	-0-	9,353
Total Receivables	2,860	12,408
Cash	64	-0-
Total Assets	**755,261**	**1,204,446**
Liabilities:		
Accrued expenses	-0-	23
Net Assets Available for Plan Benefits	**$ 755,261**	**$ 1,204,423**

See notes to financial statements.

KMART CORPORATION RETIREMENT SAVINGS PLAN B

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended December 31, 2002

	(in thousands)
Additions:	
Contributions:	
Employer	$ 28,438
Participants	100,304
Total Contributions	128,742
Interest income on participant loans receivable	1,921
Total Additions	**130,663**
Deductions:	
Net investment loss allocated from Kmart Corporation Retirement Savings Plan Master Trust (Note G)	211,075
Net realized and unrealized depreciation in fair value of investments	173
Participant withdrawals	112,820
Forfeitures of participant loans receivable	3,250
Transfers and reallocation of assets to Kmart Corporation Retirement Savings Plan A (Note G)	252,507
Total Deductions	**579,825**
Net Deductions	**(449,162)**
Net Assets Available for Plan Benefits, Beginning of Year	1,204,423
Net Assets Available for Plan Benefits, End of Year	**$ 755,261**

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Kmart Corporation Retirement Savings Plan B (the "Plan" or "Plan B") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On January 22, 2002, the Plan's sponsor, Kmart Corporation (the "Corporation" or "Kmart"), and 37 of its U.S. subsidiaries (the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the "Court"). On January 24, 2003, the Debtors filed a Plan of Reorganization and related Disclosure Statement and, on February 25, 2003, filed an Amended Joint Plan of Reorganization (the "POR") and related amended Disclosure Statement with the Court. The POR received the formal endorsement of the statutory creditors committees and, as modified, was confirmed by the Court by order docketed on April 23, 2003. On May 6, 2003 (the "Effective Date"), Kmart emerged from reorganization proceedings under Chapter 11 pursuant to the terms of the Debtors' POR and became a wholly-owned subsidiary of Kmart Management Corporation, which is a newly-formed, wholly-owned subsidiary of a newly-created holding company, Kmart Holding Corporation.

As part of the POR, the Plan remained in place after the Effective Date, and Kmart will continue to honor such plans for active officers and employees who continued in such capacities after the Effective Date, provided that, after the Effective Date, Kmart may, as described in Note D, terminate, suspend, or amend the Plan or implement new plans.

The Plan is a voluntary, defined contribution plan. The Plan was established on January 1, 1997 to cover all non-hourly participants, as well as hourly participants who work in the states of Michigan, Wisconsin, Minnesota, Illinois, and Iowa. Effective January 1, 2001, the Kmart Corporation Retirement Savings Plan A ("Plan A") and Plan B were amended to shift hourly participants in certain additional states from Plan A to Plan B. All of the account balances of the Plan A participants who became Plan B participants were transferred from Plan A to Plan B, effective January 1, 2001.

During 2001, Plan A and Plan B were amended to eliminate a profit sharing contribution from Kmart. As a part of this amendment, an employer base contribution was established for various distribution center employees. The total base contribution for these eligible distribution center employees has been set not to exceed a predetermined amount, as defined by the Plan.

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

In 2001, a premium match contribution was established within the Plan. In addition to the employer matching contribution, the premium match contribution is based on the achievement of predefined earnings per share goals, as amended from time to time by the Board of Directors.

Employees of the Corporation are eligible to participate in the Plan upon completion of 1,000 hours of service. Except as may be limited by applicable Internal Revenue Code ("IRC") regulations, a participant may authorize before-tax and/or after-tax contributions to the Plan through payroll deductions of up to 16 percent of compensation. Effective January 1, 2002, the total payroll deduction limit was increased from 16 to 25 percent of compensation. For any amount the participant contributes, the Corporation contributes an amount equal to 50 percent of the participant's contribution up to the first six percent of compensation. Prior to January 22, 2002, the employer matching contribution was invested in Kmart Corporation common stock; on and after such date, the employer contribution is invested in the other available investment funds offered by the Plan, as elected by each participant. If a participant fails to elect an investment fund, then the employer matching contribution is invested in the Conservative Portfolio Fund.

Participants are vested in employer matching and base contributions after two years of service. During 2001, the Corporation initiated a provisional employer matching contribution, which allows the Corporation to recapture any matching contributions that were made during the plan year in which a participant terminates employment. Participants are vested in profit sharing contributions that were made on their behalf after they complete five years of service, as defined by the Plan. Participants may vest earlier if they reach normal retirement age, as defined by the Plan, or if they die. Forfeitures of employer matching, profit sharing, and base contributions are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions.

Until the Effective Date, the Plan included an Employee Stock Ownership Plan ("ESOP"), which was the Plan's only non-participant-directed fund. The ESOP was frozen, effective February 18, 2002. In light of Kmart having sought protection under Chapter 11, the Plan was amended effective as of February 19, 2002, to (i) reflect the actions taken as of January 22, 2002, to eliminate Kmart's right to invest additional employer matching contributions under the Plan in the Kmart Corporation Common Stock Fund; (ii) provide that no future contributions may be invested in the Kmart Corporation Common Stock Fund, nor may existing participant accounts be transferred into the Kmart Corporation Common Stock Fund; and (iii) provide that participants may reallocate existing balances in that fund at any time among other available investment funds.

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

Effective on the Effective Date, no portion of the Plan shall be designated to be an ESOP, all then-outstanding equity securities of Kmart were cancelled, and participants' accounts could not be transferred out of the Kmart Corporation Common Stock Fund. Accordingly, the value of participant and employer contributions invested in the Kmart Corporation Common Stock Fund on the Effective Date was deemed worthless. Records of participants' holdings in the Kmart Corporation Common Stock Fund will be retained. If the trustee subsequently receives any assets under the POR due to the Plan's investment in Kmart common stock, those assets shall be allocated to participants in proportion to the values of their accounts in the Kmart Corporation Common Stock Fund in a manner considered equitable by the Plan Administrator, and any amounts allocated to former participants who had taken complete distributions shall be distributed as soon as administratively feasible.

Participants are permitted to elect to have their current contributions invested and transferred in one-percent increments in any one or more of 16 funds. Those funds are the Stable Value Fund, the Institutional Index Fund, the Mid Cap Renaissance Fund, the International Stock Fund, the Large Cap Growth Fund, the Small Company Growth Fund, the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Aggressive Portfolio Fund, the Small Cap Value Fund, the Mid Cap Dynamics Fund, the Large Cap Investor Fund, the Bond Portfolio Fund, the Foreign Bond Fund, the High Yield Fund, and the Self-Directed Brokerage Fund.

A participant may elect to change the amount or type (before-tax or after-tax) of participant contributions to any permitted amount or type at any date. A participant may also discontinue contributions at any date. Discontinuance of participant contributions will not terminate participation in the Plan. A participant who has discontinued contributions may elect to resume contributions at any date.

Through February 18, 2002, a participant who was at least 55 years of age and was a participant for at least five full years could also elect to transfer, in one-percent increments, all or a part of the value of his or her employer matching contributions in the ESOP to any of the other investment options offered by the Plan. Effective February 19, 2002, the age and service requirements were removed.

Net investment income is allocated to participant accounts based on the investment's earnings and the participant's account balance, as defined by the Plan.

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

A participant may elect to withdraw all or a portion of the value of his or her after-tax participant contributions as of any date. A withdrawal may be made up to the value of the participant's supplemental after-tax contributions account without penalty. If a withdrawal exceeds the value of the participant's supplemental after-tax participant contributions, employer matching contributions will be suspended for a six-month period. Employer matching contributions may be withdrawn after five years of participation in the Plan, provided that all of the participant's after-tax contributions have already been withdrawn. In the event of such a withdrawal, employer matching contributions will be suspended for a six-month period.

A withdrawal of before-tax participant contributions may be made at the election of a participant only after the withdrawal of the value of all of the participant's after-tax participant contributions and withdrawable employer matching contributions and either (i) the participant has attained the age of $59^1/_2$, or (ii) such withdrawal is required in order to meet a qualifying financial hardship, as defined by the Plan. In the event of such a withdrawal, employer matching contributions will be suspended for a six-month period.

Withdrawals will be based on values as of the asset valuation date as to which the withdrawal request is effective, and will be paid when practicable after the appropriate values are determined. Withdrawals will not terminate participation in the Plan or affect the continuation of participant-directed contributions. Amounts withdrawn may not be repaid to the Plan.

A participant may request a loan from his or her contributions subject to certain conditions, as defined by the Plan.

Participation in the Plan automatically terminates when a participant is no longer an employee and his or her account balance is distributed. However, if the value of a participant's account balance exceeds $5,000, participation may continue until age 65 unless the participant requests distribution at an earlier date or dies. If a participant continues to participate after employment terminates, no loans or additional participant or employer contributions are permitted. Upon termination of participation in the Plan, a full distribution of the participant's vested account may be requested. Withdrawals and distributions are paid in cash, except for withdrawals and distributions from the ESOP and the Kmart Corporation Common Stock Fund, which were paid in shares of Kmart Corporation common stock if validly requested on or before May 4, 2003 by the participant.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual method of accounting. Withdrawals are recorded when paid.

The Plan's investments, other than investment contracts and participant loans receivable, are presented at fair value as measured by quoted prices in an active market. Investment contracts, including group annuity contracts, are presented at contract value. Participant loans receivable are presented at cost. Appreciation or depreciation of investments for the year is recorded in the statement of changes in net assets available for plan benefits and is based on the fair value of the assets at the beginning of the plan year, or cost if purchased during the current plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

Expenses of administering the Plan may be paid by the Corporation or may be paid from Plan funds. However, brokerage fees, transfer taxes, and other expenses incident to the operation of a fund are charged against that fund, except for such expenses incident to the operation of the Kmart Corporation Common Stock Fund, which are paid by the Corporation. Taxes, if any, on assets held or income received by any fund are charged against, or credited to, that fund.

See Note G for information as to the Plan's investment in the Kmart Corporation Retirement Savings Plan Master Trust (the "Master Trust").

NOTE C - PLAN ADMINISTRATION

The Corporation, through its Vice President, Compensation and Benefits, is responsible for the administration of the Plan. Mellon Bank Corporation (the "trustee") is the trustee of the Plan. Prudential Investments is the recordkeeper of the Plan.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of the Corporation may, in its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have the effect of diverting the assets of the funds to purposes other than for the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. In the event of the Plan's termination, each participant's account balance will be fully vested.

NOTE E - DEMUTUALIZATION OF PRUDENTIAL INVESTMENTS

On December 13, 2001, Prudential Investments made an initial public offering. As a result of this process, a demutualization, a special one-time payment in the form of 313,117 shares of Prudential common stock was made to the Master Trust on February 28, 2002. Effective June 21, 2002, the proceeds received from the sale of Prudential common stock, net of brokerage commissions paid, in the amount of approximately $10.4 million was allocated pro-rata to all Plan A and Plan B participants who maintained an account balance in either Plan as of February 28, 2002.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

During 2002 and 2001, the Plan and Master Trust purchased and sold shares of Kmart Corporation common stock. Also during 2002 and 2001, the Master Trust purchased and sold units of the TBC, Inc. Pooled Employee Funds Daily Liquidity Fund, which is managed by the trustee.

Certain Plan and Master Trust investments are shares of registered investment companies managed by Prudential Investments, the Plan's recordkeeper. Therefore, transactions involving these investments qualify as party-in-interest transactions.

NOTE G - INVESTMENT IN MASTER TRUST

As of December 31, 2002 and 2001, most of the assets of Plan A and Plan B are combined for investment purposes and held in the Kmart Corporation Retirement Savings Plan Master Trust. The Plan's investment in the Master Trust represents the Plan's allocated portion of the net assets as computed by the trustee and is based on the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the invested assets, investment income and expenses, employer and participant contributions, participant withdrawals, and administrative expenses.

NOTE G - INVESTMENT IN MASTER TRUST (CONTINUED)

The Plan's recordkeeper determines the total account balances for Plan A participants and for Plan B participants. Because the assets of Plan A and Plan B are in the same Master Trust account, a reallocation of assets between Plan A and Plan B is necessary after allocation of investment income and expenses, employer and participant contributions, participant withdrawals, and administrative expenses so that each Plan's net assets are equivalent to the total participant account balances for each Plan. This reallocation is reflected in the accompanying statement of changes in net assets available for plan benefits.

In 1998, the Master Trust entered into two fully benefit-responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). Prudential maintains the contributions in individual separate accounts. The accounts are credited daily with interest on the balances in the separate accounts. The interest rate received is established quarterly by Prudential but cannot be less than three percent and is not based upon the investment performance in the separate accounts. The average yield for these contracts was 5.18 percent and 5.67 percent for 2002 and 2001, respectively. The separate accounts are also charged for withdrawals and administrative expenses. The Master Trust's investments in these group annuity contracts are stated at contract value, which approximates fair value, and totalled approximately $500.1 million and $517.0 million as of December 31, 2002 and 2001, respectively.

NOTE G - INVESTMENT IN MASTER TRUST (CONTINUED)

The following is a summary of the Master Trust net assets as of December 31, 2002 and 2001:

	2002	2001
	(in thousands)	
Assets:		
Investments, at fair value as determined by quoted market prices:		
Kmart Corporation common stock	$ 5,413	$ 167,131
Cash and cash equivalents	421	738
Investments in registered investment companies	467,518	616,244
Investments, at contract value:		
Group annuity contracts	500,109	516,999
Total Investments	**973,461**	**1,301,112**
Receivables:		
Due from brokers for securities sold	7	882
Interest and dividends receivable	-0-	2
Total Receivables	7	884
Total Assets	**$ 973,468**	**$ 1,301,996**
Liabilities:		
Due to brokers for securities purchased	$ -0-	$ 586
Accrued expenses	1,382	1,209
Total Liabilities	**1,382**	**1,795**
Net Assets	**$ 972,086**	**$ 1,300,201**
Plan's Percentage Interest in Master Trust Net Assets	75.00%	90.01%

NOTE G - INVESTMENT IN MASTER TRUST (CONTINUED)

The changes in the Master Trust net assets for the year ended December 31, 2002 are summarized as follows:

	(in thousands)
Additions:	
Investment income:	
Dividend income	$ 11
Interest income	10,433
Total Investment Income	10,444
Contributions:	
Employer	32,218
Participants	113,157
Other additions	2,627
Total Additions	**158,446**
Deductions:	
Participant withdrawals	205,127
Administrative expenses	1,884
Net depreciation in fair value of investments	279,550
Total Deductions	**$ 486,561**
Net Decrease in Net Assets	**$ (328,115)**
Net Assets, Beginning of Year	1,300,201
Net Assets, End of Year	**$ 972,086**

The Master Trust's investments, including gains and losses on investments bought and sold, as well as held, during the year, depreciated in value by approximately $279.6 million for the year ended December 31, 2002, as follows:

	(in thousands)
Depreciation of investments, at fair value as determined by quoted market prices:	
Kmart Corporation common stock	$ 117,082
Investments in registered investment companies	162,468
	$ 279,550

NOTE G - INVESTMENT IN MASTER TRUST (CONTINUED)

The following is a summary of the non-participant-directed ESOP net assets in the Master Trust as of December 31, 2002 and 2001:

	2002	2001
	(in thousands)	
Assets:		
Investments, at fair value as determined by quoted market prices:		
Kmart Corporation common stock	$ -0-	$ 120,894
Cash and cash equivalents	-0-	357
Net Assets	**$ -0-**	**$ 121,251**
Plan's Share of Non-Participant-Directed ESOP Net Assets	$ -0-	$ 62,261

Effective January 25, 2002, employer contributions were no longer made into the Kmart Corporation Common Stock Fund, but rather into the other available investment options at the discretion of the participants. All transactions involving the Kmart Corporation Common Stock Fund, on or after January 25, 2002, were participant-directed transfers.

NOTE H - INCOME TAX STATUS

The Plan Administrator has requested a determination letter from the Internal Revenue Service. Although the Plan has not received a letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income tax has been made in the accompanying financial statements.

NOTE I - OTHER MATTERS

On March 18, 2002, a purported class action was filed in the United States District Court for the Eastern District of Michigan on behalf of participants or beneficiaries of Plan A and Plan B against various current and former employees and directors of Kmart. The action alleges breach of fiduciary duty under the Employee Retirement Income Security Act of 1974 for excessive investment in Kmart's common stock, failure to provide complete and accurate information about Kmart's common stock, and failure to provide accurate information regarding Kmart's financial condition. Subsequently, amended complaints were filed that added additional current and former employees and directors of Kmart as defendants. Kmart is not a defendant in this litigation. On July 29, 2002, the plaintiffs filed proofs of claim with the Court in an aggregate amount equal to $180 million. The eventual outcome of this action is not currently known.

NOTE I - OTHER MATTERS (CONTINUED)

The Plan requires distributions under IRC section 401(k) for contributions in excess of the annual IRC section 401(a) limits. The Plan received contributions during 2002 in excess of this limit; the Plan's management distributed the excess, totalling approximately $1.6 million, in 2003.

The independent auditors' report accompanying the financial statements of the Corporation as of, and for the year ended, January 29, 2003 includes an explanatory paragraph which raises doubt about the Corporation's ability to continue as a going concern.

SUPPLEMENTAL SCHEDULE

KMART CORPORATION RETIREMENT SAVINGS PLAN B
(Federal Employer Identification Number: 38-0729500; Plan Number: 003)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)

December 31, 2002

Party-in-Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
			(in thousands)	
	Common Stocks:			
	4 Kids Entertainment, Inc.	400 shares	$ 8	$ 9
	Agilent Technologies, Inc.	114 shares	3	2
	Agere Systems, Inc., Class B	189 shares	3	-0-
	Albertsons, Inc.	300 shares	9	7
	Applied Materials	600 shares	12	8
	BankAtlantic Bancorp, Class A	200 shares	2	2
	Bed Bath & Beyond, Inc.	136 shares	5	5
	Best Buy, Inc.	692 shares	22	17
	BP, P.L.C.	140 shares	5	6
	Broadcom Corporation, Class A	40 shares	2	1
	Checkfree Corporation	100 shares	1	2
	Cisco System, Inc.	1,420 shares	26	19
	CMGI, Inc.	654 shares	1	1
	CNH Global, N.V. Foreign	1,000 shares	6	4
	Coca Cola Enterprises, Inc.	400 shares	8	9
	Countrywide Financial Corporation	100 shares	5	5
	Cypress Semiconductor Corporation	75 shares	1	-0-
	Dell Computer Corporation	200 shares	5	5
	E Trade Group, Inc.	200 shares	2	1
	Echelon Corporation	400 shares	7	4
	Electrs for Imaging	100 shares	2	2
	Enterasys Networks, Inc.	200 shares	2	-0-
	Ericsson L.M. Telephone Company, ADR, Class B	44 shares	2	-0-
	Express Scr., Inc.	100 shares	5	5
	Flextronics International	100 shares	2	1
	Ford Motor Company	100 shares	1	1
	Gemstar -TV Guide International, Inc.	50 shares	1	-0-
	General Electric Company	1,230 shares	49	30
	Greenpoint Financial Corporation	100 shares	5	5
	Hewlett Packard Company	600 shares	12	10
	Hovnanian Enterprises, Class A	100 shares	4	3
	Inktomi Corporation	100 shares	1	-0-
	Intel Corporation	1,000 shares	32	16
	JDS Uniphase Corporation	288 shares	3	1
	Lennar Corporation	100 shares	6	5
	Lucent Technologies, Inc.	721 shares	1	1
	Matrixx Initiative	400 shares	3	3
	Medarex, Inc.	500 shares	9	2
*	Mellon Financial Corporation	200 shares	8	5

KMART CORPORATION RETIREMENT SAVINGS PLAN B
(Federal Employer Identification Number: 38-0729500; Plan Number: 003)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)

December 31, 2002

Party-in-Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
			(in thousands)	
	Common Stocks (continued):			
	Microsoft Corporation	290 shares	$ 19	$ 15
	Midwest Express Holdings	400 shares	5	2
	Monterey Bay Bancorp	200 shares	3	4
	Motorola, Inc.	545 shares	8	5
	Newport Corporation	200 shares	3	3
	Nokia Corporation	60 shares	1	1
	North Fork Bancorp, TN	100 shares	4	3
	New York Community Bancorp, Inc.	100 shares	3	3
	Oracle Corporation	500 shares	7	6
	Orthodontic Centers, AM	300 shares	5	3
	PetSmart, Inc.	100 shares	2	2
	Pharmaceutical Research	500 shares	17	15
	Philip Morris Companies	400 shares	18	16
	Popular, Inc.	100 shares	3	3
	Qualcomm, Inc.	122 shares	6	4
	Qwest Communications International, Inc.	215 shares	3	1
	RF Micro Devices, Inc.	175 shares	3	1
	Riverstone Networks, Inc.	102 shares	2	-0-
	Schering Plough Corporation	200 shares	7	5
	SS&C Technologies, Inc.	200 shares	1	2
	Sun Microsystems, Inc.	400 shares	5	1
	Sunrise Assisted Living	100 shares	3	2
	Texas Instruments, Inc.	600 shares	17	9
	Toronto Dominion Bank	200 shares	5	4
	UnitedHealth Group, Inc.	86 shares	6	7
	Vodafone Group	125 shares	3	2
	Wabash National Corporation	300 shares	2	3
	Wal-Mart Stores, Inc.	50 shares	4	3
	Wendy's International, Inc.	200 shares	5	5
	Westell Technologies, Inc., Class A	495 shares	1	1
	Westpoint Stevens, Inc.	300 shares	1	-0-
	WorldCom, Inc. - MCI Group	46 shares	1	-0-
	WorldCom, Inc. - WorldCom Group	900 shares	13	-0-
			467	328

KMART CORPORATION RETIREMENT SAVINGS PLAN B
(Federal Employer Identification Number: 38-0729500; Plan Number: 003)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)

December 31, 2002

Party-in-Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
			(in thousands)	
	Registered Investment Companies:			
*	Prudential MoneyMart Assets Fund	33,633 shares	$ 34	$ 34
	Franklin Flexible Capital Fund, Class A	944 shares	52	22
	Franklin Strategic Service Fund	119 shares	6	3
	PIMCO Funds Multi-Manager Fund	42 shares	3	-0-
*	Prudential Technological Fund, Class Z	178 shares	3	1
	Seligman Common Inf. Fund, Class A	61 shares	3	1
			101	61
	Participant Loans Receivable:			
	Plan participants	Loans receivable, at various rates and maturities: 22,884,000 units	-0-	22,884
			$ 568	**$ 23,273**

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2002. This schedule does not include investment assets held by the Kmart Corporation Retirement Savings Plan Master Trust.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Kmart Corporation, as administrator under the Kmart Corporation Retirement Savings Plan B, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Troy, State of Michigan, on June 27, 2003.

KMART CORPORATION
RETIREMENT SAVINGS PLAN B

By: KMART CORPORATION

By: ____________________
Harold W. Lueken
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND
SECRETARY

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Kmart Corporation ("Kmart"), that, to the best of his knowledge, the Annual Report for the Kmart Corporation Retirement Savings Plan B on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.

Date: June 27, 2003 By: [signature]
Donald L. Morford
Vice President, Compensation and Benefits

Date: June 27, 2003 By: [signature]
Richard J. Noechel
Vice President and Controller